UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2017

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

(No fee required)

For the transition period from                      to

Commission file number 1-14946

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CEMEX, Inc. Savings Plan

10100 Katy Freeway

Suite 300

Houston, Texas 77043

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CEMEX, S.A.B. de C.V.

Avenida Ricardo Margáin Zozaya #325

Colonia Valle del Campestre

San Pedro Garza García, Nuevo León

México 66265

CEMEX, INC. SAVINGS PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2017 AND 2016

(With Report of Independent Registered Public Accounting Firm)

CEMEX, INC. SAVINGS PLAN

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

of CEMEX, Inc. Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the CEMEX, Inc. Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The schedule H, line 4(i) - schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DoerenMayhew

We have served as the Plan’s auditor since 2012.

Houston, Texas

June 28, 2018

FINANCIAL STATEMENTS

CEMEX, INC. SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2017 AND 2016

	2017	2016
Assets
Investments at fair value (Notes 3, 4 and 8)	$686,463,831	$658,950,619
Receivables:
Notes receivable from participants	27,522,100	29,183,641
Employee contributions receivable	335,977	—
Employer contributions receivable	203,326	—
Investment trades and other receivables	168,130	169,238

Total receivables	28,229,533	29,352,879

Total assets	714,693,364	688,303,498

Liabilities

Investment trades and other payables	22,863	26,482

Net assets available for benefits	$714,670,501	$688,277,016

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2017

Additions to net assets:
Contributions:
Employer contributions, net of forfeitures (Note 1)	$18,330,605
Participant contributions	34,185,156
Rollovers	1,469,123

Total contributions	53,984,884

Investment income:
Net appreciation in fair value of investments (Note 8)	81,723,146
Dividend and interest income	13,750,277

Total investment income	95,473,423

Interest income from participant notes receivable	1,196,848

Total additions to net assets	150,655,155

Deductions from net assets:
Distributions to participants	123,710,156
Administrative fees and expenses (Note 8)	551,514

Total deductions from net assets	124,261,670

Net increase in net assets available for benefits	26,393,485

Net assets available for benefits:
Beginning of year	688,277,016

End of year	$714,670,501

See accompanying notes to financial statements.

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 1 - Plan Description

General

The CEMEX, Inc. Savings Plan (the Plan) is a defined contribution plan of CEMEX, Inc. (in this capacity, the Sponsor) and its affiliated companies. The Plan is intended to qualify under section 401(a) of the Internal Revenue Code (IRC) as a profit sharing plan with a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The following brief description of the Plan is provided for general information purposes only and is as of December 31, 2017, unless otherwise noted. The capitalized words and phrases used in the following subsections of this note shall have the meanings as set forth in the amended and restated Plan Agreement (the Plan Agreement). Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions.

Administration of the Plan

CEMEX, Inc. is the administrator (in this capacity, the Plan Administrator) of the Plan. Fidelity Management Trust Company serves as the trustee (the Trustee) of the Plan. Among other duties, the Trustee receives contributions, holds and invests the fund assets in accordance with the directions of the participants, and makes disbursements as directed by the Plan Administrator. Fidelity Workplace Services LLC is the recordkeeper (the Recordkeeper) of the Plan.

Eligibility

Except as otherwise noted, effective June 1, 2013, Employees of CEMEX, Inc. and its affiliated companies (collectively, the Employer) that have adopted the Plan are eligible to participate in the Plan on the Employee’s date of hire. Prior to June 1, 2013, Employees of the Employer that have adopted the Plan are eligible to participate in the Plan on the first day of the calendar month following the Employee’s date of hire. All Employees who are covered by a collective bargaining agreement shall be excluded from participating in the Plan, unless the collective bargaining agreement requires that the Employer include such Employees in this Plan. Any Employee who is notified that he is eligible to participate in a foreign retirement plan maintained by CEMEX, Inc., or any company in any country operating under the parent company (CEMEX, S.A.B. de C.V.), shall be ineligible to participate in this Plan as of the first day of the month following the month he or she is notified of his or her eligibility to participate in such foreign retirement plan. The employee shall remain ineligible until the first day of the month following the month he or she is notified that he or she is no longer eligible to participate in such foreign retirement plan. Any employee who is a nonresident alien with no United States source income, working outside the United States, is a leased employee, or an individual contractor, shall be excluded from participating in the Plan.

- 5 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 1 - Plan Description (Continued)

Eligibility (Continued)

Starting from January 1, 2016, each new Employee is automatically enrolled in the Plan at a salary deferral rate of 6% following ninety days of service. Prior to new participants’ initial salary deferrals, participants have the option to opt out of the Plan or to increase their salary deferral rate. The Plan was amended, effective March 10, 2017, to add an automatic contribution increase provision for participants contributing less than 6% of compensation to the Plan. Such participants’ salary deferral contributions will be increased by 1% effective as soon as administratively practicable after April 1 of each Plan year unless and until the participant’s salary deferral contributions would exceed 6% of the participant’s compensation, or the participant elects to not have the automatic contribution increase apply.

Contributions

Employees may make voluntary contributions of up to 40% of eligible compensation on a before-tax basis and an additional 18% of eligible compensation on an after-tax basis, subject to IRC limitations. Participants who are or will attain age 50 years old or older before the close of the Plan’s year are eligible to make a catch-up contribution in accordance with section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may direct their contributions into Employer stock, mutual funds, and common collective trust funds with various investment objectives and strategies.

The Employer makes matching contributions equal to 80% (or such higher percentage as may be determined by the Employer’s Board of Directors) of the participant’s before-tax contributions, which do not exceed 6% of the participant’s eligible compensation, unless otherwise specified by a collective bargaining agreement.

Contributions to the Plan are made in cash.

Participant Accounts

Separate accounts are maintained for each participant. Participant accounts are credited with the participant’s contribution and allocations of the Employer’s contributions and Plan earnings. Allocations are based on each participant’s earnings or account balance, as defined in the Plan Agreement. Each participant is entitled to the benefit that can be provided from the participant’s vested account. Each participant pays a flat fee from their account balance for Plan administration.

Vesting

Participants are immediately vested in their employee and rollover contributions plus actual earnings thereon. Vesting in the Employer’s matching and discretionary minimum contribution portion of their accounts plus earnings thereon is based on years of Active Service, among other things, and is further defined in the Plan Agreement. The maximum years of Active Service required for 100% vesting is five years.

- 6 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 1 - Plan Description (Continued)

Forfeitures

Forfeited amounts are first used to restore forfeited amounts for participants who have previously terminated but qualify for restoration under the terms of the Plan Agreement. If any amount remains after that allocation, it may be used to reduce Employer contributions or pay expenses of administering the Plan. At December 31, 2017 and 2016, forfeited non-vested accounts totaled $308,501 and $323,995, respectively. During fiscal year 2017, Employer contributions were reduced by $1,284,709 from forfeited non-vested accounts.

Benefit Payments

Benefits are payable from participant account balances, subject to certain restrictions, upon termination of employment, retirement, reaching the age of 59 1⁄2, or by incurring a death, disability or financial hardship, as defined in the Plan Agreement. Participants elect the method of distribution which may be either in the form of a direct rollover to an eligible retirement plan, lump sum payment or, if in excess of $5,000, payment over a period of time not to exceed the shorter of 10 years or certain life expectancies as defined in the Plan Agreement. Participants may elect that their portion of account balances invested in American Depository Shares of CEMEX, S.A.B de C.V. be distributed in-kind.

Unless timely election is made, terminated participants with a vested account balance less than or equal to $1,000 will automatically receive a lump sum cash distribution and terminated participants with a vested account balance less than or equal to $5,000 but larger than $1,000 will automatically receive a direct rollover to an IRA designated by the Benefits Committee.

Effective August 23, 2017, special “Hurricane Hardship Withdrawals” were available from the Plan through January 31, 2018, for needs arising from Hurricane Harvey or Hurricane Irma in accordance with Plan provisions and Internal Revenue Service guidance. Hurricane Hardship Withdrawals did not trigger any post-withdrawal suspension of Plan contributions and were available without obtaining any nontaxable loans currently available under the Plan if taking such loans would have increased the amount of the need. Otherwise, Hurricane Hardship Withdrawals were generally subject to the same requirements as other hardship withdrawals under the Plan.

Notes Receivable from Participants

A participant may obtain a loan from his or her separate account balance. Each loan is evidenced by a promissory note and may not be less than $1,000. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Provisions of the Plan require the aggregate of each loan outstanding not to exceed the lesser of $50,000 or 50% of the participant’s vested account balance. Repayment terms for loans are not to exceed five years, unless for the purpose of purchasing a primary residence, and principal and interest is paid ratably through payroll deductions. A participant may only have two loans outstanding at the same time.

- 7 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 2 - Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on an accrual basis and present the net assets available for benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued unpaid interest. Delinquent notes receivable, if any, from participants are reclassified as distributions based upon the terms of the Plan Agreement.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Expenses incurred in connection with the purchase or sale of securities are charged against the investment funds whose assets are involved in such transactions. Loan fees are paid by the borrowing participant. Legal, accounting and certain administrative costs of the Plan may be paid by the Employer. Effective October 1, 2017, legal, accounting and certain administrative costs of the Plan are paid by Plan participants.

- 8 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 2 - Significant Accounting Policies (Continued)

Plan Termination

Although no interest has been expressed, the Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their Employer contributions account. Participant contributions are always 100% vested.

Note 3 - Fair Value Measurements

FASB ASC 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

- 9 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 3 - Fair Value Measurements (Continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds and money market funds: Valued at the daily closing price as reported by the fund. These funds are open-ended and are registered with the SEC, whereby they are required to publish their daily net asset value (NAV) and transact at that price. The funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Common collective trust funds: Valued at the fair value of the underlying securities. The investment in the Invesco Stable Value Trust (stable value fund) is valued at contract value as determined by the issuer based on the cost of the underlying investments plus accrued interest income less amounts withdrawn to pay benefits.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The Plan’s policy is to disclose transfers between levels based on valuations at the end of the reporting period. There were no transfers between Levels 1 and 2 as of December 31, 2017 and 2016.

The following table sets forth by level, within the fair value hierarchy, the investments of the Plan measured on a recurring basis at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Mutual funds	$236,184,984	$—	$—	$236,184,984
Common collective trust funds	—	428,897,053	—	428,897,053
Employer stock	20,391,332	—	—	20,391,332
Money market funds	989,597	865	—	990,462

Total assets at fair value	$257,565,913	$428,897,918	$—	$686,463,831

- 10 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 3 - Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the investments of the Plan measured on a recurring basis at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Mutual funds	$417,525,365	$—	$—	$417,525,365
Common collective trust funds	—	216,363,615	—	216,363,615
Employer stock	24,091,915	—	—	24,091,915
Money market funds	968,937	787	—	969,724

Total assets at fair value	$442,586,217	$216,364,402	$—	$658,950,619

Note 4 - Investments

Investments representing 10% or more of the Plan’s net assets are considered to be significant concentrations and are as follows at December 31:

	2017	2016
Invesco Stable Value Trust	$88,109,029	$103,631,718
BNY Mellon Stock Index Fund	77,758,938	*
SSgA S&P 500 Index Fund	*	71,168,050

*	SSgA S&P 500 Index Fund was replaced by the BNY Mellon Stock Index Fund during 2017.

Note 5 - Federal Income Tax Status

The Plan obtained its latest determination letter on March 25, 2014 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. generally accepted accounting principles require the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017 and 2016, there are no uncertain positions taken or expected to be taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress for the Plan. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

- 11 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 6 - Risks and Uncertainties

The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$714,670,501	$688,277,016
Benefits payable	(61,359)	(12,486)

Net assets available for benefits per the Form 5500	$714,609,142	$688,264,530

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2017:

Net increase in net assets available for benefits per the financial statements		$26,393,485
Less:	Benefits payable at December 31, 2017	(61,359)
Add:	Benefits payable at December 31, 2016	12,486

Net increase in net assets available for benefits per the Form 5500		$26,344,612

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2017:

Benefits paid to participants per the financial statements		$123,710,156
Add:	Benefits payable at December 31, 2017	61,359
Less:	Benefits payable at December 31, 2016	(12,486)
Less:	Corrective distributions	(1,509)
Less:	Certain deemed distributions of participant loans for the year ended December 31, 2017	(154,360)

Benefits paid to participants per the Form 5500		$123,603,160

- 12 -	Continued

CEMEX, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2017 AND 2016

Note 8 - Related Party and Party-in-Interest Transactions

Certain Plan investments are in American Depository Shares (ADS), each ADS representing 10 ordinary participation certificates (CPO), each CPO which in turn represents two series A and one series B shares of CEMEX, S.A.B. de C.V. The Plan’s transactions involving the ADSs of CEMEX, S.A.B. de C.V. qualify as party-in-interest transactions. However, these transactions are covered by an exemption from the prohibited transaction provisions of ERISA and the IRC. As of December 31, 2017 and 2016, the Plan held 2,718,844 and 3,000,238 ADSs of CEMEX, S.A.B. de C.V., respectively, with a cost basis of $29,023,689 and $33,232,915, respectively.

During the year ended December 31, 2017, the Plan and its participants paid direct compensation to the Recordkeeper of the Plan, of $234,898 related to recordkeeping and administration services. Indirect compensation (that is netted against investment income on the statement of changes in net assets available for benefits) was paid to Fidelity of 0.35% of the balance of certain investment funds. The Plan has entered into a revenue sharing agreement with the Recordkeeper, with such amounts used to pay certain administrative expenses of the Plan.

Note 9 - Subsequent Events

Effective January 1, 2018, the Plan was amended to increase the Employer matching contributions to 100% of participant’s before-tax contributions, which do not exceed 6% of the participant’s eligible compensation.

Management performed an evaluation of subsequent events through June 28, 2018, the date the financial statements were issued, noting no other subsequent events requiring recognition or disclosure in the financial statements.

* * * End of Notes * * *

Supplemental Schedule H, Line 4(i)

Plan Sponsor No. 72-0296500

Plan No.  001

SUPPLEMENTAL INFORMATION

CEMEX, INC. SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

YEAR ENDED DECEMBER 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
	Invesco National Trust Company	INVESCO Stable Value Trust	**	$88,109,029
	BNY Mellon	BNY Mellon Stock Index Fund (Institutional Class)	**	77,758,938
	American Funds	Washington Mutual Investors Fund (Class R-6)	**	59,554,278
	American Funds	Growth Fund of America (Class R-6)	**	52,265,262
*	Fidelity	Fidelity Total Bond K6 Fund	**	42,685,117
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust (Class F)	**	42,354,524
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust (Class F)	**	37,358,000
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust (Class F)	**	34,840,972
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust (Class F)	**	31,581,432
	BNY Mellon	BNY Mellon Small Cap Stock Index Fund (Institutional Class)	**	27,160,939
	T. Rowe Price	T. Rowe Price Retirement 2040 Trust (Class F)	**	23,667,628
	American Funds	EuroPacific Growth Fund (Class R-6)	**	22,478,777
*	CEMEX, S.A.B. de C.V.	American Depository Shares	**	20,391,332
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust (Class F)	**	17,996,394
	Dimensional	DFA U.S. Small Cap Portfolio (Institutional Class)	**	16,187,367
*	Fidelity	Fidelity Real Estate Index Fund - (Institutional Class)	**	13,332,145
	Victory Munder	Victory Munder Mid-Cap Core Growth Fund (Class R-6)	**	12,471,701
	BNY Mellon	BNY Mellon International Stock Index Fund (Institutional Class)	**	11,139,142
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust (Class F)	**	9,864,516
	BNY Mellon	T. Rowe Price International Discovery Fund I Class	**	9,655,204
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust (Class F)	**	9,034,363
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust (Class F)	**	8,345,448
	Lazard Asset Management LLC	Lazard Emerging Markets Equity Portfolio	**	7,309,818
	BNY Mellon	BNY Mellon Aggregate Bond Index Fund (Institutional Class)	**	4,730,461
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust (Class F)	**	2,814,297
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust (Class F)	**	1,669,727
	Vanguard	Vanguard Federal Money Market Fund (Investor Shares)	**	989,597
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust (Class F)	**	471,243
	Vanguard	Inflation-Protected Securities Fund (Admiral Shares)	**	235,652
*	Fidelity	Fidelity Real Estate Investment Portfolio	**	9,663

		Non-participant Directed Investment
		Fidelity Cash Reserves Money Market Fund	$865	865

		Total investments at fair value		686,463,831

*	Participant loans	Loans to participants at annual interest rates ranging from 4.25% to 8.60%, maturity up to 18 years	**	27,522,100

				$713,985,931

*	Party-in-interest as defined by ERISA.
**	Cost information is not required as these assets are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, INC. SAVINGS PLAN

By:	/s/ Guillermo Francisco Martínez-Sans
Name:	Guillermo Francisco Martínez-Sans
Title:	Executive Vice President, Human
Resources and Communications and Chairman of the Plan Committee

Date:	June 29, 2018

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

23.1.	Consent of Doeren Mayhew to the incorporation by reference into the Registration Statement (File No. 333-83962) on Form S-8 of CEMEX, S.A.B. de C.V. of its report, dated June 28, 2018, with respect to the audited financial statements of the CEMEX, Inc. Savings Plan as of December 31, 2017 and 2016.